Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements

($ In Millions)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$309	249	210	296	309
One-Third of Rents, Net of Income from Subleases	32	29	28	28	27
Preferred Stock Dividends	75	67	37	35	203

Total Fixed Charges	$416	345	275	359	539

Earnings:
Income Before Income Taxes	$2,365	2,028	2,598	2,210	1,831
Fixed Charges - Excluding Preferred Stock Dividends	341	278	238	324	336

Total Earnings	$2,706	2,306	2,836	2,534	2,167

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	6.50x	6.68x	10.31x	7.06x	4.02x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$495	451	412	512	661
One-Third of Rents, Net of Income from Subleases	32	29	28	28	27
Preferred Stock Dividends	75	67	37	35	203

Total Fixed Charges	$602	547	477	575	891

Earnings:

Income Before Income Taxes	$2,365	2,028	2,598	2,210	1,831
Fixed Charges - Excluding Preferred Stock Dividends	527	480	440	540	688

Total Earnings	$2,892	2,508	3,038	2,750	2,519

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	4.80x	4.59x	6.37x	4.78x	2.83x